SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

GoPro, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

38268T103**

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**The CUSIP number applies to the Class A Common Stock. No CUSIP has been assigned to the Class B Common Stock.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 11 Pages

Exhibit Index Contained on Page 10

CUSIP NO. 38268T103	13 G	Page 2 of 11

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steamboat Ventures V, L.P. (“Steamboat V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,006,647 shares; except that Steamboat Ventures Manager V, L.P. (“Steamboat Manager”), the general partner of Steamboat V, may be deemed to have sole power to vote these shares, Steamboat Ventures GP V, Ltd. (“Steamboat GP”), the general partner of Steamboat Manager, may be deemed to have sole power to vote these shares, and John R. Ball (“Ball”) and Liping Fan (“Fan”), the directors of Steamboat GP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,006,647 shares; except that Steamboat Manager, the general partner of Steamboat V, may be deemed to have sole power to dispose of these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to dispose of these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,006,647
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 38268T103	13 G	Page 3 of 11

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steamboat Ventures Manager V, L.P. (“Steamboat Manager”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,006,647 shares; except that Steamboat Manager, the general partner of Steamboat V, may be deemed to have sole power to vote these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to vote these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,006,647 shares; except that Steamboat Manager, the general partner of Steamboat V, may be deemed to have sole power to dispose of these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to dispose of these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,006,647
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 38268T103	13 G	Page 4 of 11

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steamboat Ventures GP V, Ltd. (“Steamboat GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,006,647 shares; except that Steamboat Manager, the general partner of Steamboat V, may be deemed to have sole power to vote these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to vote these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,006,647 shares; except that Steamboat Manager, the general partner of Steamboat V, may be deemed to have sole power to dispose of these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to dispose of these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,006,647
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 38268T103	13 G	Page 5 of 11

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John R. Ball (“Ball”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
3,006,647 shares; except that Steamboat Manager, the general partner of Steamboat V, may be deemed to have sole power to vote these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to vote these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
3,006,647 shares; except that Steamboat Manager, the general partner of Steamboat V, may be deemed to have sole power to dispose of these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to dispose of these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,006,647
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 38268T103	13 G	Page 6 of 11

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liping Fan (“Fan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,300 shares.
6	SHARED VOTING POWER
3,006,647 shares; except that Steamboat Manager, the general partner of Steamboat V, may be deemed to have sole power to vote these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to vote these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 1,300 shares.
8	SHARED DISPOSITIVE POWER
3,006,647 shares; except that Steamboat Manager, the general partner of Steamboat V, may be deemed to have sole power to dispose of these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to dispose of these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,007,947
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 38268T103	13 G	Page 7 of 11

This Amendment No. 1 amends and restates in its entirety the Schedule 13G previously filed by Steamboat Ventures V, L.P., a Cayman Islands exempted limited partnership (“Steamboat V”), Steamboat Ventures Manager V, L.P., a Cayman Islands exempted limited partnership (“Steamboat Manager”), Steamboat Ventures GP V, Ltd., a Cayman Islands exempted company (“Steamboat GP”), and John R. Ball (“Ball”) and Liping Fan (“Fan”) (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).	NAME OF ISSUER

GoPro, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

3000 Clearview Way
San Mateo, CA 94402

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by Steamboat V, Steamboat Manager, Steamboat GP, and Ball and Fan. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Steamboat Manager is the general partner of Steamboat V, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Steamboat V. Steamboat GP is the general partner of Steamboat Manager, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Steamboat V. Ball and Fan are directors of Steamboat GP, and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by Steamboat V.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Steamboat Ventures GP V, Ltd.
c/o Campbells Corporate Services Limited
Floor 4, Willow House, Cricket Square
Grant Cayman, Cayman Islands E9 KY1-1104

ITEM 2(C)	CITIZENSHIP

Steamboat V and Steamboat Manager are Cayman Islands exempted limited partnerships. Steamboat GP is a Cayman Islands exempted company. Ball and Fan are United States citizens.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Class A Common Stock, par value $0.0001 per share

ITEM 2(E)	CUSIP NUMBER

38268T103

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2014.

CUSIP NO. 38268T103	13 G	Page 8 of 11

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of Steamboat V and Steamboat Manager, and the memorandum and articles of association of Steamboat GP, the general partner and limited partners or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 38268T103	13 G	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2015	Steamboat Ventures V, L.P.

By: Steamboat Ventures Manager V, L.P.
Its: General Partner

By: Steamboat Ventures GP V, Ltd.
Its: General Partner

	By:	/s/ Liping Fan
Liping Fan, Director

Steamboat Ventures Manager V, L.P.

By: Steamboat Ventures GP V, Ltd.
Its: General Partner

	By:	/s/ Liping Fan
Liping Fan, Director

Steamboat Ventures GP V, Ltd.

	By:	/s/ Liping Fan
Liping Fan, Director

/s/ John R. Ball
John R. Ball

/s/ Liping Fan
Liping Fan

CUSIP NO. 38268T103	13 G	Page 10 of 11

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	11

CUSIP NO. 38268T103	13 G	Page 11 of 11

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of GoPro, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.